Exhibit 99.1

H World Group Limited Announces Change of Chief Financial Officer

Singapore/Shanghai, China, September 3, 2024 -- H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a key player in the global hotel industry, today announced that Mr. Jun Zou will resign as the chief financial officer of the Company for personal reasons, effective on September 4, 2024. Ms. Hui Chen, the chief compliance officer of the Company, has been appointed as the chief financial officer of the Company, effective on September 4, 2024.

Ms. Chen has deep financial management expertise in the travel and hotel industries in China. She initially joined H World in 2014. From 2014 to early 2016, Ms. Chen served as H World’s executive vice president of finance responsible for internal financial management and then chief financial officer. From March 2018 to February 2020, she was the chief financial officer of Cjia Group Limited, H World’s affiliate company which primarily engages in providing apartment services. Ms. Chen rejoined H World in February 2020 as the chief compliance officer. She then served as the chief financial officer of H World from May 2021 to December 2022 and the chief compliance officer since December 2022. Her other previous work experiences also include chief financial officer of Home Inns Group and finance director of Trip.com. Ms. Chen received her master’s degree in management from Shanghai Jiaotong University.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of June 30, 2024, H World operated 10,286 hotels with 1,001,865 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of June 30, 2024, H World operated 10 percent of its hotel rooms under the lease and ownership model, and 90 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995

The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

2